AMERICAN INTERNATIONAL VENTURES, INC.

April 17, 2019

U.S. Securities and Exchange Commission

100 F St., N.E.,

Washington, D.C. 20549

Attn:Brian McAllister

Re:In the Matter of American International Ventures, Inc.

Dear Mr. McAllister,

American International Ventures, Inc. (“AIVN” or “the Company”) filed a Form 15 on December 27, 2017 and thereafter elected to file voluntarily.  On October 29, 2018, subsequent to a phone conversation with Ms. Courtney Hasley in the SEC legal department advising that voluntary filings were not allowed, the Company stopped making voluntary filings.

Form 10-K for the Fiscal Year Ended May 31, 2018 General

Please amend your Form 10-K to provide (a) Sections 302 and 906 certifications from your principal executive officer and principal financial officer as required by Item 601(b)(31) and (32) of Regulation S-K and (b) the interactive data file as required by Item 601(b)(101) of Regulation S-K. We note similar deficiencies in your Form 10-Q for the quarter ended August 31, 2018.

The Company filed a Form 15 on December 27, 2017 (attached.)

Item 8. Financial Statements, page 32

Please revise to provide audited financial statements for the periods presented as required by Rule 8-02 of Regulation S-X or explain to us why they are not required.

The Company filed a Form 15 on December 27, 2017 (attached.)

Form 10-Q for the Quarterly Period Ended August 31, 2018 General

Please confirm that the interim financial statements included in your Form 10-Q were reviewed by an independent public accountant as required by Rule 8-03 of Regulation S-X or tell us why a review by an independent public accountant is not required.

The Company filed a Form 15 on December 27, 2017 (attached.)

Please let us know if there is anything else you may require or if you need more clarification on any of the items included in this letter.

Sincerely,

/s/ Jack Wagenti

Jack Wagenti

Chief Financial Officer

American International Ventures, Inc.

15105 Kestrelglen Way

Lithia, FL 33547

Office Phone: (813)260-2866

Email: jackwagenti@aivn.co

AMERICAN INTERNATIONAL VENTURES, INC.

Form 15, as filed with the Securities and Exchange Commission on December 27, 2017.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: **0000005656**

AMERICAN INTERNATIONAL VENTURES, INC.

(Exact name of registrant as specified in its charter)

15105 Kestrelglen Way, Lithia, FL (813) 260-2866

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

COMMON STOCK

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 356

Pursuant to the requirements of the Securities Exchange Act of 1934, **AMERICAN INTERNATIONAL VENTURES, INC.** has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 27, 2017 for March 1, 2017   By: /s/ Jack Wagenti
Jack Wagenti, Chairman/CFO

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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